Exhibit 99.1

Radware Reports 10% Revenue Growth for The First Quarter 2022

First Quarter 2022 Results and Financial Highlights

•	Revenue of $73.7 million, up 10% year-over-year
•	Non-GAAP gross margin of 83.2% compared to 82.4% in the first quarter of last year
•	Non-GAAP operating income of $9.6 million, an increase of 28% year-over-year
•	Non-GAAP EPS of $0.19; GAAP EPS of $0.08

TEL AVIV, Israel, May 3, 2022 - Radware® (NASDAQ: RDWR), a leading provider of cyber security and application delivery solutions, today announced its consolidated financial results for the first quarter ended March 31, 2022.

“We are excited to report strong first quarter results with double-digit revenue and income growth that was fueled by our cloud and subscription business,” said Roy Zisapel, Radware’s president and CEO. “We made great progress executing on our cloud initiative. We just announced the spinoff of our Cloud Native Protector business to form a new company called SkyHawk Security. We successfully integrated SecurityDam, our cloud DDoS scrubbing center provider. In addition, we continue to innovate and develop cloud solutions as well as grow our global cloud footprint to ensure our customers are protected against a mounting number of cyber-attacks. We intend to continue to capitalize on the fast growing market in front of us and the future opportunities it presents to Radware.”

Financial Highlights for the First Quarter of 2022

Revenue for the first quarter of 2022 totaled $73.7 million:

•	Revenue in the Americas region was $29.5 million for the first quarter of 2022, down 12% from $33.7 million in the first quarter of 2021.
•	Revenue in the Europe, Middle East, and Africa (“EMEA”) region was $28.1 million for the first quarter of 2022, up 33% from $21.1 million in the first quarter of 2021.
•	Revenue in the Asia-Pacific (“APAC”) region was $16.1 million for the first quarter of 2022, up 34% from $12.0 million in the first quarter of 2021.

GAAP net income for the first quarter of 2022 was $3.8 million, or $0.08 per diluted share, compared to GAAP net income of $3.9 million, or $0.08 per diluted share, for the first quarter of 2021.

Non-GAAP net income for the first quarter of 2022 was $8.8 million, or $0.19 per diluted share, compared to non-GAAP net income of $8.0 million, or $0.17 per diluted share, for the first quarter of 2021.

As of March 31, 2022, the Company had cash, cash equivalents, short-term and long-term bank deposits, and marketable securities of $397.5 million. Cash flow from operations was negative $10.5 million in the first quarter of 2022.

Non-GAAP results are calculated excluding, as applicable, the impact of stock-based compensation expenses, amortization of intangible assets, litigation costs, acquisition costs, exchange rate differences, net on balance sheet items included in financial income and tax-related adjustments. A reconciliation of each of the Company’s non-GAAP measures to the most directly comparable GAAP measure is included at the end of this press release.

Conference Call

Radware management will host a call today, May 3, 2022, at 8:30 a.m. EDT to discuss its first quarter 2022 results and the Company’s outlook. To participate in the call, please use the following numbers:
U.S. participants call toll free: 888-510-2008
International participants call: 1 646-960-0306
Conference ID: 1864701

A replay will be available for two days, starting two hours after the end of the call, on telephone number +1-647-362-9199 or (US toll-free) 800-770-2030. Passcode 1864701.

The call will be webcast live on the Company’s website at: http://www.radware.com/IR/. The webcast will remain available for replay during the next 12 months.

Use of Non-GAAP Financial Information and Key Performance Indicators
In addition to reporting financial results in accordance with generally accepted accounting principles (GAAP), Radware uses non-GAAP measures of gross profit, research and development expense, selling and marketing expense, general and administrative expense, total operating expenses, operating income, financial income, income before taxes on income, taxes on income, net income and earnings per share, which are adjustments from results based on GAAP to exclude, as applicable, stock-based compensation expenses, amortization of intangible assets, litigation costs, acquisition costs, exchange rate differences, net on balance sheet items included in financial income and tax-related adjustments. Management believes that exclusion of these charges allows for meaningful comparisons of operating results across past, present, and future periods. Radware’s management believes the non-GAAP financial measures provided in this release are useful to investors for the purpose of understanding and assessing Radware’s ongoing operations. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for results prepared in accordance with GAAP. A reconciliation of each non-GAAP financial measure to the most directly comparable GAAP financial measure is included with the financial information contained in this press release. Management uses both GAAP and non-GAAP financial measures in evaluating and operating the business and, as such, has determined that it is important to provide this information to investors.

Annual recurring revenue ("ARR") is a key performance indicator defined as the annualized value of booked orders for term-based cloud services, subscription licenses, and maintenance contracts that are in effect at the end of a reporting period. ARR should be viewed independently of revenue and deferred revenue and is not intended to be combined with or to replace either of those items.  ARR is not a forecast of future revenue, which can be impacted by contract start and end dates and renewal rates and does not include revenue reported as perpetual license or professional services revenue in our consolidated statement of operations. We consider ARR a key performance indicator of the value of the recurring components of our business.

Safe Harbor Statement

This press release includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Any statements made herein that are not statements of historical fact, including statements about Radware’s plans, outlook, beliefs, or opinions, are forward-looking statements. Generally, forward-looking statements may be identified by words such as “believes,” “expects,” “anticipates,” “intends,” “estimates,” “plans,” and similar expressions or future or conditional verbs such as “will,” “should,” “would,” “may,” and “could.”  Because such statements deal with future events, they are subject to various risks and uncertainties, and actual results, expressed or implied by such forward-looking statements, could differ materially from Radware’s current forecasts and estimates. Factors that could cause or contribute to such differences include, but are not limited to: the impact of global economic conditions and volatility of the market for our products; natural disasters and public health crises, such as the coronavirus disease 2019 (COVID-19) pandemic; A shortage of components or manufacturing capacity could cause a delay in our ability to fulfill orders or increase our manufacturing costs; Our business may be affected by sanctions, export controls and similar measures targeting Russia and other countries and territories as well as other responses to Russia’s military conflict in Ukraine, including indefinite suspension of operations in Russia and dealings with Russian entities by many multi-national businesses across a variety of industries; our ability to successfully implement our strategic initiative to accelerate our cloud business; our ability to expand our operations effectively; timely availability and customer acceptance of our new and existing solutions; risks and uncertainties relating to acquisitions or other investments; the impact of economic and political uncertainties and weaknesses in various regions of the world, including the commencement or escalation of hostilities or acts of terrorism; intense competition in the market for cyber security and application delivery solutions and in our industry in general, and changes in the competitive landscape; changes in government regulation; outages, interruptions, or delays in hosting services or our internal network system; compliance with open source and third-party licenses; the risk that our intangible assets or goodwill may become impaired; our dependence on independent distributors to sell our products; long sales cycles for our solutions; changes in foreign currency exchange rates; undetected defects or errors in our products or a failure of our products to protect against malicious attacks; the ability of vendors to provide our hardware platforms and components for our main accessories; our ability to protect our proprietary technology; intellectual property infringement claims made by third parties; changes in tax laws; our ability to realize our investment objectives for our cash and liquid investments; our ability to attract, train, and retain highly qualified personnel; and other factors and risks over which we may have little or no control. This list is intended to identify only certain of the principal factors that could cause actual results to differ. For a more detailed description of the risks and uncertainties affecting Radware, refer to Radware’s Annual Report on Form 20-F, filed with the Securities and Exchange Commission (SEC), and the other risk factors discussed from time to time by Radware in reports filed with, or furnished to, the SEC. Forward-looking statements speak only as of the date on which they are made and, except as required by applicable law, Radware undertakes no commitment to revise or update any forward-looking statement in order to reflect events or circumstances after the date any such statement is made. Radware’s public filings are available from the SEC’s website at www.sec.gov or may be obtained on Radware’s website at www.radware.com.

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About Radware
Radware® (NASDAQ: RDWR) is a global leader of cyber security and application delivery solutions for physical, cloud, and software defined data centers. Its award-winning solutions portfolio secures the digital experience by providing infrastructure, application, and corporate IT protection, and availability services to enterprises globally. Radware’s solutions empower enterprise and carrier customers worldwide to adapt to market challenges quickly, maintain business continuity, and achieve maximum productivity while keeping costs down. For more information, please visit the Radware website.

Radware encourages you to join our community and follow us on: Facebook,  LinkedIn, Radware Blog, Twitter, YouTube, and Radware Mobile for iOS and Android.

©2022 Radware Ltd. All rights reserved. Any Radware products and solutions mentioned in this press release are protected by trademarks, patents, and pending patent applications of Radware in the U.S. and other countries. For more details, please see: https://www.radware.com/LegalNotice/. All other trademarks and names are property of their respective owners.

Radware believes the information in this document is accurate in all material respects as of its publication date. However, the information is provided without any express, statutory, or implied warranties and is subject to change without notice.

The contents of any website or hyperlinks mentioned in this press release are for informational purposes and the contents thereof are not part of this press release.

CONTACTS
Investor Relations:
Yisca Erez, +972-72-3917211, ir@radware.com

Media Contacts:
Gerri Dyrek, gerri.dyrek@radware.com

Radware Ltd.
Condensed Consolidated Balance Sheets
(U.S. Dollars in thousands)

	March 31,	December 31,
	2022	2021
	(Unaudited)	(Unaudited)
Assets

Current assets
Cash and cash equivalents	54,483	92,513
Available-for-sale marketable securities	25,219	39,497
Short-term bank deposits	138,337	155,879
Trade receivables, net	19,045	13,191
Other receivables and prepaid expenses	11,978	8,046
Inventories	11,255	11,580
	260,317	320,706

Long-term investments
Available-for-sale marketable securities	104,579	98,224
Long-term bank deposits	74,868	79,708
Severance pay funds	2,372	2,454
	181,819	180,386

Property and equipment, net	20,380	20,240
Goodwill and intangible assets, net	93,911	51,875
Other long-term assets	37,926	37,334
Operating lease right-of-use assets	23,724	24,829
Total assets	618,077	635,370

Liabilities and shareholders' equity

Current Liabilities
Trade payables	8,153	4,310
Deferred revenues	99,609	99,922
Operating lease liabilities	4,695	5,090
Other payables and accrued expenses	39,206	56,565
	151,663	165,887

Long-term liabilities
Deferred revenues	69,814	67,065
Operating lease liabilities	21,213	22,360
Other long-term liabilities	22,630	10,065
	113,657	99,490

Shareholders' equity
Share capital	731	730
Additional paid-in capital	476,150	471,173
Accumulated other comprehensive loss, net of tax	(2,640)	(455)
Treasury stock, at cost	(266,822)	(243,023)
Retained earnings	145,338	141,568
Total shareholders' equity	352,757	369,993

Total liabilities and shareholders' equity	618,077	635,370

Radware Ltd.
Condensed Consolidated Statements of Income
(U.S Dollars in thousands, except share and per share data)

	For the three months ended
	March 31,
	2022	2021
	(Unaudited)	(Unaudited)

Revenues	73,708	66,769
Cost of revenues	12,941	12,266
Gross profit	60,767	54,503

Operating expenses, net:
Research and development, net	20,370	17,735
Selling and marketing	30,283	28,991
General and administrative	6,527	5,196
Total operating expenses, net	57,180	51,922

Operating income	3,587	2,581
Financial income, net	1,698	2,670
Income before taxes on income	5,285	5,251
Taxes on income	1,515	1,346
Net income	3,770	3,905

Basic net earnings per share	0.08	0.08

Weighted average number of shares used to compute basic net earnings per share	45,666,813	46,225,882

Diluted net earnings per share	0.08	0.08

Weighted average number of shares used to compute diluted net earnings per share	47,122,247	47,607,518

Radware Ltd.
Reconciliation of GAAP to Non-GAAP Financial Information
(U.S Dollars in thousands, except share and per share data)

	For the three months ended
	March 31,
	2022	2021
	(Unaudited)	(Unaudited)
GAAP gross profit	60,767	54,503
Stock-based compensation	90	47
Amortization of intangible assets	464	464
Non-GAAP gross profit	61,321	55,014

GAAP research and development, net	20,370	17,735
Stock-based compensation	1,809	1,339
Non-GAAP Research and development, net	18,561	16,396

GAAP selling and marketing	30,283	28,991
Stock-based compensation	1,849	2,052
Non-GAAP selling and marketing	28,434	26,939

GAAP general and administrative	6,527	5,196
Stock-based compensation	668	936
Litigation costs	-	63
Acquisition costs	1,142	-
Non-GAAP general and administrative	4,717	4,197

GAAP total operating expenses, net	57,180	51,922
Stock-based compensation	4,326	4,327
Litigation costs	-	63
Acquisition costs	1,142	-
Non-GAAP total operating expenses, net	51,712	47,532

GAAP operating income	3,587	2,581
Stock-based compensation	4,416	4,374
Amortization of intangible assets	464	464
Litigation costs	-	63
Acquisition costs	1,142	-
Non-GAAP operating income	9,609	7,482

GAAP financial income, net	1,698	2,670
Exchange rate differences, net on balance sheet items included in financial income, net	(894)	(724)
Non-GAAP financial income, net	804	1,946

GAAP income before taxes on income	5,285	5,251
Stock-based compensation	4,416	4,374
Amortization of intangible assets	464	464
Litigation costs	-	63
Acquisition costs	1,142	-
Exchange rate differences, net on balance sheet items included in financial income, net	(894)	(724)
Non-GAAP income before taxes on income	10,413	9,428

GAAP taxes on income	1,515	1,346
Tax related adjustments	62	62
Non-GAAP taxes on income	1,577	1,408

GAAP net income	3,770	3,905
Stock-based compensation	4,416	4,374
Amortization of intangible assets	464	464
Litigation costs	-	63
Acquisition costs	1,142	-
Exchange rate differences, net on balance sheet items included in financial income, net	(894)	(724)
Tax related adjustments	(62)	(62)
Non-GAAP net income	8,836	8,020

GAAP diluted net earnings per share	0.08	0.08
Stock-based compensation	0.09	0.09
Amortization of intangible assets	0.01	0.01
Litigation costs	0.00	0.00
Acquisition costs	0.02	0.00
Exchange rate differences, net on balance sheet items included in financial income, net	(0.02)	(0.02)
Tax related adjustments	(0.00)	(0.00)
Non-GAAP diluted net earnings per share	0.19	0.17

Weighted average number of shares used to compute non-GAAP diluted net earnings per share	47,122,247	47,607,518

Radware Ltd.
Condensed Consolidated Statements of Cash Flow
(U.S. Dollars in thousands)

	For the three months ended
	March 31,
	2022	2021
	(Unaudited)	(Unaudited)
Cash flow from operating activities:

Net income	3,770	3,905
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	2,488	2,648
Stock-based compensation	4,416	4,374
Amortization of premium, accretion of discounts and accrued interest on marketable securities, net	588	408
Gain related to securities, net	(59)	(2)
Accrued interest on bank deposits	33	(781)
Increase in accrued severance pay, net	147	225
Decrease (increase) in trade receivables, net	(5,854)	6,940
Increase in other receivables and prepaid expenses and other long-term assets	(3,816)	(4,460)
Decrease in inventories	325	524
Increase in trade payables	3,843	244
Increase in deferred revenues	2,436	8,922
Decrease in other payables and accrued expenses	(18,332)	(5,993)
Operating lease liabilities, net	(437)	(782)
Net cash provided by (used in) operating activities	(10,452)	16,172

Cash flows from investing activities:

Purchase of property and equipment	(2,164)	(1,333)
Proceeds from (investment in) other long-term assets, net	(55)	42
Proceeds from (investment in) bank deposits, net	22,349	(143)
Proceeds from (investment in) sale, redemption of and purchase of marketable securities, net	4,556	(2,491)
Payment for the acquisition of intangible assets	(30,000)	0
Net cash used in investing activities	(5,314)	(3,925)

Cash flows from financing activities:

Proceeds from exercise of stock options	562	2,150
Repurchase of shares	(22,826)	(30,189)
Net cash used in financing activities	(22,264)	(28,039)

Decrease in cash and cash equivalents	(38,030)	(15,792)
Cash and cash equivalents at the beginning of the period	92,513	54,771
Cash and cash equivalents at the end of the period	54,483	38,979